[Letterhead of Morris, Manning & Martin, LLP]

Owen J. Pinkerton
June 22, 2015	202-216-4812
opinkerton@mmmlaw.com
www.mmmlaw.com

VIA

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parkview Capital Credit, Inc.
Registration Statement on Form 10-12(g)
File Number 000-55411

Dear Ms. Miller:

On behalf of Parkview Capital Credit, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated May 22, 2015 with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. We respond to the specific comments of the Staff as follows:

Item 5. Directors and Executive Officers

Biographical Information – Interested Directors – Laurence O. Gray (Page 30)

31.	The disclosure in this section describes the biographical background and business experience of Laurence O. Gray, Chairman of the Company’s Board of Directors. We note that yesterday the Commission filed an Order Instituting Proceedings against Laurence O. Gray and Gray Financial Group, Inc. alleging violations of the antifraud provisions of the federal securities laws. See Securities Exchange Act Release No. 75021 (May 21, 2015), available at http://www.sec.gov/litigation/admin/2015/33-9789.pdf.

a.	In light of the Commission’s Order, and pursuant to Rule 12b-20 of the Exchange Act, please revise the disclosure in this section of the registration statement to add such further material information as may be necessary to make the registration statement not misleading. Likewise, please revise, as necessary, the disclosure in any other sections of the registration statement including, but not limited to, the Company’s Description of Business, and Risk Factors.

Response: The Company has provided disclosure in the following sections of the Registration Statement in response to the Staff’s comment: “Item 5. Directors and Executive Officers,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” and as a subsequent event in the Notes to Unaudited Condensed Financial Statements for the period ended March 31, 2015.

b.	In your response, please describe the revisions to be made to the registration statement as a result of the Commission’s Order. If no changes are to be made, please explain why not.

Response: The Company refers the Staff to its response to subsection “a.” above.

c.	Please describe what information concerning the Commission’s Order will be included in offering materials that will be provided to investors in connection with a private offering by the Company.

Response: The Company refers to the Form of Subscription Agreement filed as Exhibit 4.1 to the Registration Statement that includes the Registration Statement, among other items, as “Offering Documents” that will be provided to potential investors in the private offering. As a result, the disclosures added in response to subsection “a.” above will be included in the offering materials provided to potential investors in the private offering.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc: Keith W. Smith

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